EXHIBIT 99.1


NORTHERN TRVST

2010 Annual Meeting of Stockholders

Frederick H. Waddell
Chairman, President and Chief Executive Officer

Northern Trust

Forward Looking Statement

This presentation may include forward-looking statements such as statements that relate to Northern Trust's financial goals, capital adequacy, dividend policy, expansion and business development plans, risk management policies, anticipated expense levels and projected profit improvements, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, re-engineering and outsourcing activities, new business results and outlook, changes in securities market prices, credit quality including reserve levels, planned capital expenditures and technology spending, anticipated tax benefits and expenses, and the effects of any extraordinary events and various other matters (including developments with respect to litigation, other contingent liabilities and obligations, and regulation involving Northern Trust and changes in accounting policies, standards and interpretations) on Northern Trust's business and results. These statements speak of Northern Trust's plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties.

Our 2009 annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ, and you are urged to read them. Northern Trust disclaims any continuing accuracy of the information provided in this presentation after today.

Agenda

- Strategic Overview
- Financial Overview
- Stock Price Performance
- A Legacy of Leadership
- Concluding Thoughts
- Q&A


NORTHERN TRVST

2010 Annual Meeting of Stockholders

Strategic Overview

Northern Trust

Corporate Overview

Founded in 1889, Northern Trust Corporation is a global leader in asset management and asset servicing for institutional and personal clients.

A Unique Business Focus


PERSONAL FINANCIAL SERVICES (PFS)
Individuals and Families
Asset Servicing
$3.7T Assets Under Custody
Asset Management
$647B Assets Under Management
CORPORATE & INSTITUTIONAL SERVICES (C&IS)
Institutional Investors Globally
INTEGRATED OPERATIONS AND TECHNOLOGY PLATFORM

As of March 31, 2010

Personal Financial Services

Industry leading provider of integrated wealth management solutions to address the full spectrum of our clients' unique needs.



STRENGTH & STABILITY
FAMILY OFFICE SERVICES
TRUST & ESTATE SERVICES
INVESTMENT MANAGEMENT
ASSET SERVICING
BANKING SERVICES
ADVISORY SERVICES
TECHNOLOGY & INNOVATION
PRIVATE CLIENT
WEALTH MANAGEMENT
WEALTH ADVISORY
FOUNDATIONS & INSTITUTIONS
CLIENT-CENTRIC FOCUS

FINANCIAL TIMES **Best Private Bank in North America**

– Publications of the Financial Times Group

BARRON'S **Ranked among the Top 10 Wealth Managers**

– Barron's

Forbes **Serving More than 20% of Forbes 400 Most Affluent Americans**

– Forbes

BusinessWeek **Best-in-Class Performance**

– BusinessWeek

EUROMONEY **Best Private Bank in North America…**

- **For Family Office Services**
- **For Trust Services**
- **For Inheritance and Succession Planning**

– Euromoney Magazine

Corporate & Institutional Services

A worldwide leader in providing sophisticated solutions to the institutional marketplace.

North America
Chicago
Toronto

Europe, Middle East & Africa
Abu Dhabi
Amsterdam
Dublin
Guernsey
Jersey
Limerick
London
Luxembourg
Stockholm

Asia Pacific
Bangalore
Beijing
Hong Kong
Melbourne
Singapore
Tokyo



New Business Wins

- Chapman University
- Driehaus Capital Management
- Shay Asset Management
- New Zealand Debt Management Office
- Royal Borough of Kensington and Chelsea
- Nestlé

Best Bank for Pension Solutions
– Treasury Management International

Best Overall Hedge Fund Administrator
– HFMWeek

#1 Foreign Exchange Provider, Asia Pacific
– Global Investor Foreign Exchange Poll

Global Custodian of the Year
– Financial Times Pension & Investment Provider Awards

Fund Administrator – Americas

European Client Relationship Manager of the Year
– International Custody & Fund Administration

Northern Trust Global Investments

Client-specific solutions delivered through an extensive range of products and services.

Products

	Equities									Fixed Income							Alternatives		
	Large-Cap	Mid-Cap	Small-Cap	International	Global	Emerging Markets	Socially Responsible	Emerging Frontier	Custom	Core / Plus	International	Governments	Cash	Enhanced Cash	High Yield	Muni	Private Equity	Hedge Funds	Global Real Estate
Active	☑		☑	☑	☑					☑	☑	☑	☑	☑	☑	☑			
Global Index Management	☑	☑	☑	☑	☑	☑	☑	☑	☑	☑	☑	☑							☑
Manager of Managers	☑	☑	☑	☑		☑	☑		☑	☑					☑		☑	☑	☑

Services

- Securities Lending
- Transition Management
- Commission Recapture
- Securities Brokerage
- Cash Overlay

Pensions&Investments

10th Largest Manager of Worldwide Institutional Assets

13th Largest Asset Manager Worldwide
– Pensions & Investments

tmi AWARDS 2009

Best Money Market Fund – North America
– Treasury Management International

ACQ ACQUISITION FINANCE

Investment Management Firm of the Year
– ACQ Finance Magazine

Operations & Technology

Integrated operations and technology platform serving personal and institutional client needs.

REGIONAL SERVICE DELIVERY	TECHNOLOGY	GLOBAL OPERATIONAL CENTERS
North America	Multiple Ends of Day	Securities Operations
Europe, Middle East, Africa	Available 24 x 7 x 365	Client Accounting
Asia Pacific	Common Tools	Data Management
		Infrastructure and Application Development

PEOPLE	PROCESS	PLATFORM
Knowledge & Expertise	Discipline & Control	Transaction & Information Exchange

COMPUTERWORLD **One of the "100 Best Places to Work in IT"**

– *Computerworld*

InformationWeek **One of the Most Innovative Technology Companies**

– #89 on the *InformationWeek* 500 Ranking of the most innovative technology companies

Community and Social Responsibility

Since its founding in 1889, Northern Trust has been committed to a culture of caring.

- Strives to annually contribute approximately 1.5% of pre-tax profits to charities globally
- Awarded nearly $13 million in cash contributions in 2009 with the majority of funds directed to human services initiatives that provide critical services to low and moderate income families
- Northern Trust partners donated more than 200,000 volunteer hours in 2009
- Three facilities have been awarded U.S. Leadership in Energy and Environmental Design (LEED) Gold Certification

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WORKING MOTHER

One of the "100 Best Companies for Working Mothers" (18th consecutive year)
– *Working Mother Magazine*

BLACK ENTERPRISE

Top 40 Diverse Companies
– *Black Enterprise Magazine*

BusinessWeek

A "Best in Class" Company
– *BusinessWeek* 50, representing the Editors'choice

FORTUNE

America's Most Admired Companies
– *Fortune Magazine* (Super-regional Bank Category)


NORTHERN TRVST

2010 Annual Meeting of Stockholders

Financial Overview

Northern Trust

2009 Financial Performance

Solid performance despite challenging macroeconomic environment.

Operating Basis e.g. excluding VISA related items ($MM, except EPS)

	FY09	FY09 vs FY08
Trust, Inv. & Other Servicing Fees	$2,084	-2%
Foreign Exchange Trading Income	$446	-28%
Other Non-Interest Income	$257	-8%
Net Interest Income	$1,040	-8%
Total Revenues	$3,827	-8%
Non-Interest Expenses	$2,334	-21%
Provision for Credit Losses	$215	+87%
Pre-Tax Income	$1,278	+18%
Taxes	$425	-4%
Operating Net Income	**$853**	**+33%**
Operating EPS	$3.11	+11%

Key Accomplishments

- One of the first banks to successfully raise common equity and debt in April 2009
- In the first group of large banks to repay TARP funds in June 2009
- Record level of operating net income in 2009
- Strong new business results continued in a difficult macroeconomic environment

Note: Northern Trust is providing operating results, which exclude Visa related adjustments, in order to provide a clearer indication of the results and trends in Northern Trust's core businesses.

First Quarter 2010 Performance

($MM, except EPS)

	1Q10	1Q10 vs 1Q09
Trust, Inv. & Other Servicing Fees	$515	25%
Foreign Exchange Trading Income	$80	-39%
Other Non-Interest Income	$73	-3%
Net Interest Income	$240	-17%
Total Revenues	$908	N/M
Non-Interest Expenses	$620	4%
Provision for Credit Losses	$40	-27%
Pre-Tax Income	$248	-3%
Taxes	$91	-3%
Net Income	**$157**	**-3%**
EPS	$0.64	5%

New Business Wins

- West Sussex County Council (One of the largest public pension funds in the UK)
- Taylor Wimpey (International housing and development group)
- The Navigators Group (International specialist insurance company)
- Sprint Nextel
- Sanders Capital
- FF&P Asset Management

Client Asset Accumulation

Indicative of our successful new business efforts, we continue to gather client assets at rates which exceed market growth.

Assets Under Custody
($ Trillion)



$2.55
$2.93
$3.55
$4.13
$3.01
$3.66
$3.71
2004
2005
2006
2007
2008
2009
1Q10

AUC CAGR 7%
S&P 500 CAGR -1%
EAFE CAGR 1%

Assets Under Management
($ Billion)



$572
$618
$697
$757
$559
$627
$647
2004
2005
2006
2007
2008
2009
1Q10

AUM CAGR 2%
S&P 500 CAGR -1%

Consistently Strong Capital

A long standing hallmark of Northern Trust is our strong capital base and consistent growth in shareholders' equity.

Capital Ratios

	3/31/09	3/31/10
Tier 1 Capital	13.0%	**13.4%**
Total Risk-Based	15.2%	**15.5%**
Leverage	8.9%	**8.9%**
Tier 1 Common Equity	9.6%	**12.8%**
Tangible Common Equity	5.9%	**7.9%**

Shareholders' Equity

($ Billion)


$3.3
$3.6
$3.9
$4.5
$4.9
$6.3
$6.4
2004
2005
2006
2007
2008
2009
1Q10

Note: March 31, 2010 capital ratios are preliminary.


NORTHERN TRVST

2010 Annual Meeting of Stockholders

Stock Price Performance

Northern Trust

Bank Peer Group: 2009 Stock Price Performance

January 1, 2009 through December 31, 2009



Average (excl. NTRS) +6%
S&P 500 +24%
100%
Goldman Sachs
85%
Morgan Stanley
49%
Comerica
32%
JPMorgan Chase
20%
Capital One
18%
Fifth Third
17%
M&T
11%
State Street
8%
PNC Bank
7%
Bank of America
1%
Northern Trust
-1%
Bank of NY Mellon
-8%
BB&T
-8%
Wells Fargo
-10%
USBank
-31%
SunTrust
-34%
Regions
-35%
KeyCorp
-51%
Citigroup
-60%
M&I

Bank Peer Group: Stock Price Performance Recent History

June 30, 2007 through March 31, 2010



JPMorgan Chase
Wells Fargo
Northern Trust
PNC Bank
BB&T
Goldman Sachs
USBank
Bank of NY Mellon
M&T
State Street
Comerica
Capital One
Bank of America
Morgan Stanley
Fifth Third
SunTrust
Regions
KeyCorp
M&I
Citigroup
-8%
-12%
-14%
-17%
-20%
-21%
-21%
-26%
-31%
-34%
-36%
-47%
-63%
-65%
-66%
-69%
-76%
-77%
-83%
-92%

Average (excl. NTRS)	-54%
S&P 500	-22%


NORTHERN TRUST

2010 Annual Meeting of Stockholders

A Legacy of Leadership

Northern Trust

Barry G. Hastings – In Memoriam



- Northern Trust President and Chief Operating Officer, 1995-2002
- Vice Chairman, 1993-1995
- 29 years of service to Northern Trust
- Shared his talents and resources with numerous civic organizations including The Field Museum and Children's Memorial Hospital
- During Barry's tenure as President and COO, the Corporation's market capitalization increased by 148%
- Passed away in 2009 at the age of 62

William A. Osborn



- Northern Trust Chief Executive Officer, 1995-2007
- Chairman, 1995-2009
- Served Northern Trust for 39 years
- Named by *Harvard Business Review* as one of the “Best Performing CEOs in the World” and was top-ranked among U.S. based financial services CEOs
- Continues his long tradition of community leadership as Chairman of the Board of Northwestern University
- During Bill’s tenure as Chairman of the Board, Northern Trust’s custody assets and assets under management each grew more than 400% and the Corporation’s market capitalization increased more than 350%


NORTHERN TRVST

2010 Annual Meeting of Stockholders

Concluding Thoughts

Northern Trust


NORTHERN TRVST

2010 Annual Meeting of Stockholders

Q&A

Northern Trust